UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Assets Holding Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

459028106

(CUSIP Number)

Paul G. Anderson

1251 NW Briarcliff Parkway, Suite 800

Kansas City, Missouri 64116

(816) 410-7120

With a copy to:

Craig L. Evans

Stinson Morrison Hecker LLP

1201 Walnut, Suite 2900

Kansas City, Missouri 64106-21150

(816) 842-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 459028106

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). FCStone Group, Inc., I.R.S. Identification No. 42-1091210
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 1,154,384(1)
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,384(1)
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%(2)
14.	Type of Reporting Person CO

(1)	Represents the aggregate number of outstanding shares of the issuer’s common stock beneficially owned by Sean M. O’Connor, Scott J. Branch, John Radziwill, each of whom entered into a Support Agreement, dated as of July 1, 2009, with FCStone Group, Inc., a Delaware corporation (“FCStone”), obligating the stockholder to vote his shares in favor of matters related to the merger of a subsidiary of International Assets Holding Corporation into FCStone. For more information regarding the securities holdings of the parties to the Support Agreement, please see Schedule B attached hereto. FCStone expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the Support Agreement.
(2)	Based on 9,106,009 shares of the issuer’s common stock outstanding as of July 1, 2009, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, $0.01 par value, of International Assets Holding Corporation, a Delaware corporation (“International Assets”). The principal executive offices of International Assets are located at 220 East Central Parkway, Suite 2060, Altamonte Springs, Florida.

Item 2.	Identity and Background

(a) The name of the corporation filing this statement is FCStone Group, Inc., a Delaware corporation, hereinafter sometimes referred to as “FCStone.”

(b)	The address of FCStone’s principal office is 1251 NW Briarcliff Pkwy, Ste 800, Kansas City, Missouri.

(c) FCStone is an integrated commodity risk management company providing risk management consulting and transaction execution services to commercial commodity intermediaries, end-users and producers.

(d) Neither FCStone nor, to FCStone’s knowledge, any person named on Schedule A attached hereto has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither FCStone nor, to FCStone’s knowledge, any person named on Schedule A attached hereto was, during the last five (5) years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To FCStone’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of FCStone as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

FCStone entered into an Agreement and Plan of Merger, dated as of July 1, 2009, which is incorporated by reference herein as Exhibit 1 (the “Merger Agreement”), with International Assets and International Assets Acquisition Corp., a direct, wholly owned subsidiary of International Assets (“Merger Sub”) that provides for the merger of Merger Sub with and into FCStone (the “Merger”) with FCStone continuing as the surviving corporation after the Merger. As an inducement for FCStone to enter into the Merger Agreement and in consideration thereof, certain stockholders of International Assets and their affiliates identified on Schedule B (collectively, the “Stockholders”) entered into a Support Agreement with FCStone, dated as of July 1, 2009, as more fully described in Item 4, whereby each Stockholder agreed that at any meeting (or any adjournment or postponement thereof) of the holders of International Assets common stock, such Stockholder will vote all of its shares of International Assets common stock currently owned by such Stockholder or acquired by such Stockholder after such date in favor of the matters contemplated in the Merger Agreement. FCStone did not pay additional consideration to the Stockholders in exchange for the Support Agreement.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement incorporated by reference as Exhibit 1 to this Schedule 13D and the Support Agreement incorporated by reference as Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction

(a) - (b) As described in Item 3 above, this Schedule 13D relates to the proposed merger of Merger Sub with and into FCStone, with FCStone continuing as the surviving corporation, pursuant to the terms of the Merger Agreement. To induce FCStone to enter into the Merger Agreement, the Stockholders entered into the Support Agreement. The purpose of the Support Agreement is to facilitate the consummation of the Merger.

The Merger Agreement provides that, upon effectiveness of the Merger, each share of common stock of FCStone then issued and outstanding will be converted automatically into the right to receive 0.2950 shares of common stock of International Assets (the “Merger Consideration”), subject to adjustment as provided for in the Merger Agreement. Also at the Effective Time (as defined in the Merger Agreement) of the Merger, each share of FCStone common stock issued and outstanding immediately prior to the Merger that is owned by International Assets, Merger Sub, any subsidiaries of International Assets or Merger Sub or FCStone, any subsidiaries of FCStone, (including treasury stock) will be cancelled. Each outstanding option to acquire FCStone common stock will be converted into an option to purchase the number of shares of International Assets common stock equal to the product of the number of shares of FCStone common stock that could have been acquired immediately before the merger and the exchange ratio, rounded down to the nearest whole share, and the exercise price will equal the quotient of the per share exercise price of the option immediately before the merger and the exchange ratio, rounded down to the nearest cent.

By executing the Support Agreement, the Stockholders have agreed to vote all of the shares of International Assets common stock currently owned by them or acquired prior to the termination of the Support Agreement for (a)(i) the adoption of the Merger Agreement, (ii) the Merger and the other transactions contemplated by the Merger Agreement, (iii) the amendment and restatement of the certificate of incorporation of International Assets as contemplated by the Merger Agreement and (iv) any actions required in furtherance of the Merger and the other transactions contemplated by the Merger Agreement, and against (b)(i) any alternative takeover proposal, (ii) any proposal for action or agreement that is reasonably likely to result in a breach by International Assets of any covenant, representation or warranty or any other obligation or agreement under the Merger Agreement that is reasonably likely to result in any of the conditions to International Assets’ obligations under the Merger Agreement not being fulfilled or (c) any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated. The Support Agreement terminates upon the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, or (c) at such time as the Board of Directors of International Assets determines to make a Parent Change of Recommendation (as defined in the Merger Agreement).

(c) Not applicable.

(d) At the Effective Time of the Merger, the number of directors of International Assets will be increased to thirteen members, and International Assets will take all actions necessary to cause six of the members to be the members designated by FCStone, each to hold office in accordance with the articles of incorporation and bylaws of International Assets until their respective successors are elected in accordance with the certificate of incorporation and bylaws of International Assets, or as otherwise provided by applicable law. At the Effective Time of the Merger, Sean M. O’Connor will continue to hold the position of Chief Executive Officer of International Assets, Paul G. Anderson will be elected as President of International Assets, Scott J. Branch will be elected as Chief Operating Officer of International Assets, and William J. Dunaway will be elected as Chief Financial Officer of International Assets.

(e) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

(f) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

(g) At the Effective Time of the Merger, the certificate of incorporation of International Assets will be amended to (i) increase the number of common shares that are authorized, (ii) increase the number of members of the board of directors to thirteen, (iii) provide for three classes of directors through the 2013 annual meeting of stockholders, (iv) provide for a reduction in the number of members of the board of directors to eleven following the 2012 annual meeting of stockholders, and to nine following the 2013 annual meeting of stockholders, and (v) eliminate the requirement that 75% of the stockholders of International Assets must vote to remove or change the chairman of the board of directors.

(h) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

(i) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

(j) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

Item 5.	Interest in Securities of the Issuer

(a) As a result of the Support Agreement, FCStone may be deemed to be the beneficial owner of 1,154,384 shares of the issuer’s common stock. This number of shares represents approximately 12.7% of the issuer’s outstanding common stock, based on 9,106,009 shares of the issuer’s common stock outstanding as of July 1, 2009, as represented by the issuer in the Merger Agreement. FCStone disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by FCStone as to the beneficial ownership of such shares.

(b) FCStone may be deemed to have shared voting power over the 1,154,384 shares of the issuer’s common stock beneficially owned by the Stockholders due to FCStone’s right under the Support Agreement to direct the voting of such shares with respect to the matters specified in the Support Agreement. However, FCStone does not control the voting of such shares with respect to other matters, and does not possess any other rights as an International Assets stockholder with respect to such shares. FCStone does not have any dispositive power over the shares of the issuer’s common stock held by the Stockholders. To FCStone’s knowledge, no shares of International Assets common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

Information required by Items 2 (a)-(c) with respect to each Stockholder is set forth on Schedule B. To FCStone’s knowledge, none of the persons identified on Schedule B with whom FCStone has shared voting power (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five (5) years.

(c) Except for the Merger Agreement and the Support Agreement, and the transactions contemplated by those agreements, to FCStone’s knowledge, no transactions in International Assets common stock have been effected during the past sixty (60) days by any person named pursuant to Item 2.

(d) To FCStone’s knowledge, no person other than the Stockholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The terms of the Support Agreement are described under Items 4(a)-(b) above. The Support Agreement also applies to any shares of International Assets common stock acquired by the parties to the agreement after the date of the Support Agreement.

Item 7.	Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title
1	Agreement and Plan of Merger, dated as of July 1, 2009, by and among International Assets Holding Corporation, International Assets Acquisition Corp. and FCStone Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by FCStone Group, Inc. on July 2, 2009).

2	Support Agreement, dated as July 1, 2009, by and among certain stockholders of International Assets Holding Corporation, and FCStone Group, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by FCStone Group, Inc. on July 2, 2009).

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2009

FCStone Group, Inc.

By:	/s/ William J. Dunaway
Name:	William J. Dunaway
Title:	Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of FCStone Group, Inc.

The following table sets forth the name and present principal occupation or employment of each director and executive officer of FCStone Group, Inc. The business address of each person listed below is c/o FCStone Group, Inc., 1251 NW Briarcliff Parkway, Suite 800, Kansas City, Missouri 64116.

Board of Directors

Name	Principal Occupation or Employment
Paul G. Anderson	President and Chief Executive Officer
Dave Andresen	Manager, 4 Seasons Cooperative
Brent Bunte	Manager, NEW Cooperative
Doug Derscheid	Manager, Central Valley Ag Cooperative
Jack Friedman	Manager, Innovative Ag Services.
Kenneth Hahn	Manager, Planters Cooperative
Bruce Krehbiel	Manager, Kanza Cooperative Association
Tom Leiting	Manager, River Valley Cooperative
Eric Parthemore	Manager, Farmers Commission Company
Dave Reinders	Manager, Sunray Co-op
Rolland Svoboda	Manager, Pro Cooperative

Executive Officers

Name	Title
Paul G. Anderson	President and Chief Executive Officer
William J. Dunaway	Executive Vice President and Chief Financial Officer
Eric Bowles	Senior Vice President—FCStone Trading LLC
Jeff Soman	Executive Vice President—FCStone LLC

SCHEDULE B

Parties to Support Agreement FCStone Group, Inc.

The following table sets forth the name, address, and state or other place of organization of each stockholder of International Assets Holding Corporation that has entered into a Support Agreement with FCStone Group, Inc. in connection with the Merger Agreement, and the aggregate number of shares of International Assets common stock held by each such person as of July 1, 2009.

Name and Address	State or Other Place of Organization/ Citizenship	Occupation/Business	Total Beneficial Ownership of Shares as of July 1, 2009
Sean M. O’Connor, 708 Third Avenue, 7th Floor New York, New York 10017	United States	Chief Executive Officer and Director of International Assets Holding Corporation	248,864

Scott J. Branch, 708 Third Avenue, 7th Floor, New York, New York 10017	United States	President and Director of International Assets Holding Corporation	534,964

John Radziwill, 1st Floor 9 Walton Street, London SW3 2JD	United Kingdom	Director of Lionheart Group, Inc., USA Micro Cap Value Co. Ltd, Goldcrown Group Limited, New York Holdings Limited, Acquisitor Plc and Acquisitor Holdings (Bermuda) Ltd	2,909

Affiliates of Scott Branch
Barbara Branch, 708 Third Avenue, 7th Floor, New York, New York 10017	United States		367,647

		Total	1,154,384

EXHIBIT INDEX

Exhibit No.	Title
1	Agreement and Plan of Merger, dated as of July 1, 2009, by and among International Assets Holding Corporation, International Assets Acquisition Corp. and FCStone Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by FCStone Group, Inc. on July 2, 2009).

2	Support Agreement, dated as July 1, 2009, by and among certain stockholders of International Assets Holding Corporation, and FCStone Group, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by FCStone Group, Inc. on July 2, 2009).